UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

Commission File Number: 0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

The following are included in this report on Form 6-K:

                                                           Sequential
 Exhibit                    Description                                               Page Number

1.	Press release on Enforta selects Alvarion’s solution to expand wireless broadband Services in Russia dated March 20, 2007	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

Date: March 20th, 2007                        By: /s/ Dafna Gruber
Name:     Dafna Gruber
Title:	CFO

EXHIBIT 1
Contacts
Dafna Gruber, CFO    Carmen Deville
+972 3 645 6252                   +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com  carmen.deville@alvarion.com

FOR IMMEDIATE RELEASE

Enforta selects alvarion’s solution to expand wireless
broadband Services in Russia

Carrier Deploying Alvarion’s 5.2 GHz System Covering Six Cities

Tel Aviv, Israel, March 20, 2007— Alvarion Ltd. (NASDAQ: ALVR), the world’s leading provider of WiMAX and wireless broadband solutions, today announced that Enforta, the largest broadband wireless service provider in Russia, has chosen its broadband wireless access solution to expand its national broadband network to the six cities of Voronezh, Lipetsk, Penza, Samara, Tula, and Yaroslavl.
Covering 4.5 million residents upon full deployment, the network will operate at 5.2 GHz and provide feature-rich broadband services at reasonable prices. Alvarion’s local award-winning partner and authorized distributor, Cedicom, is deploying the network for Enforta. Upon completion of this network expansion, Enforta networks will cover twenty four regional capital cities in the country.
“Building on our past successes, Enforta is bringing modern broadband services to additional Russian cities using the world’s most popular wireless broadband system,” said Vladimir Shkvarin, Technical Vice President of Enforta. “Alvarion’s field-proven solution enables us to offer high speed data to our corporate and small business customers, while giving them quality of service and extended coverage. This new project leverages our more than four year partnership with Alvarion, and we look forward to mutual opportunities for expanding our broadband service area.”
“As the leading wireless broadband service provider, we are proud to be selected again by Enforta to play an important role in extending wireless broadband throughout Russia,” said Rudy Leser, Alvarion’s corporate vice president of strategy and marketing. “The growing demand for broadband in Russia together with Enforta’s plans to deploy additional cities later this year, entail extensive future potential there for both companies.”

About Enforta
Enforta (www.enforta.com) was founded In October 2003 by a group of telecommunication industry executives with the objective to provide broadband telecommunication solutions based upon wireless and other state-of-the-art technologies in Russia’s regional capitals. Enforta provides the modern small office, home office, or business with all the telecommunication services that they require including: high speed

 Internet, local and national telephony, email, website hosting, and even dedicated (VPN) service for secure communication to branch offices.
About Cedicom Company
Cedicom Company (http://www.cedicom.ru) is an authorized distributor of Alvarion in Russia and the CIS. The activities of Cedicom distributors are combined with Alvarion’s Service Centre activities within the framework of the certificated training Center and certificated repair Center. In 2006 Cedicom Joint-Stock Company has become the first of the Russian design distributors entered in the WiMAX Forum International Consortium.

About Alvarion
With more than 3 million units deployed in 150 countries, Alvarion (www.alvarion.com) is the world’s leading provider of innovative wireless broadband network solutions enabling Personal Broadband to improve lifestyles and productivity with portable and mobile data, VoIP, video and other services.
Leading the market with the most widely deployed WiMAX system in the world, Alvarion is leading the market to Open WiMAX solutions with the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of personal mobile broadband, business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data.
As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to Open WiMAX solutions.

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Esther Loewy, Investor Relations: esther.loewy@alvarion.com or +972.3.767.4476.